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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




                                    FORM 6-K

                            Report of Foreign Issuer

    PURSUANT to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                   Filing No. 1 for the Month of October, 2001




                           Bid.Com International Inc.
                           --------------------------
                           (Exact name of Registrant)

          6725 Airport Road, Suite 201, Mississauga ON, Canada L4V 1V2
          ------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                            Form 20-F  X   Form 40-F
                                      ---            ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes      No  X
                                      ---     ---

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                           BID.COM INTERNATIONAL INC.

         On October 2, 2001, Bid.Com International Inc. ("Bid.Com" or the "Company") announced that, as a result of the announcement by The Nasdaq Stock Market of a moratorium on minimum bid and public float requirements for continued listing, the Company has been granted temporary relief and will maintain its listing status. The moratorium is expected to remain in place until January 2, 2002. Previously, the Company reported that it was subject to delisting pending the completion of an appeal process. Bid.Com's common stock will continue to be listed under the symbol Nasdaq: BIDS.

         As previously announced, pending shareholder approval, the Company intends to acquire ADB Systemer, a software provider of enterprise asset management solutions, and change its name to ADB Systems International. A special meeting for shareholders to approve the acquisition, name change and related corporate developments is slated for October 10 in Toronto. An offer has been mailed to all shareholders of ADB Systemer.

         Bid.Com also reported that it expects that its operating cash burn will be approximately $2.5 million for the third quarter ended September 30, 2001, or $500,000 better than previously expected, and that its operating loss for the quarter will be approximately $2.5 million, which is $1 million less than the previous quarter. The Company anticipates that revenue for the third quarter ended September 30, 2001, will be approximately $600,000.

         This Form 6-K may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws. These include, among others, statements about expectations of future revenues, cash flows, cash requirements and business operations. Forward-looking statements are subject to risks and uncertainties that may cause Bid.Com's results to differ materially from expectations. These risks include Bid.Com's ability to further develop its business-to-business sales and operations, Bid.Com's ability to develop appropriate strategic alliances and successful development and implementation of technology, acceptance of Bid.Com's products and services, competitive factors, new products and technological changes, and other such risks as Bid.Com may identify and discuss from time to time, including those risks disclosed in Bid.Com's most recent Form 20-F filed with the Securities and Exchange Commission. Accordingly, there is no certainty that Bid.Com's plan will be achieved.

         The Company hereby incorporates by reference the text of this Form 6-K, but not the Exhibit attached hereto, into its Registration Statement on Form F-3, and into the prospectus contained therein (File No. 333-40888).

Exhibit 1. Press Release dated October 2, 2001.

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 BID.COM INTERNATIONAL INC.



Date: October 2, 2001            By:  /s/ John Mackie
                                      ---------------
                                      Name:  John Mackie
                                      Title: Vice-President, General Counsel and
                                             Corporate Secretary